FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

June 17, 2008

ITEM 3   News Release:

A press release was issued on June 18, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that is has been informed that the Canadian Chartered Bank with whom it has been negotiating since January 2008, a $32 million credit facility agreement, did not approve the facility with no explanation.

.

ITEM 5   Full Description of Material Change:

JED announced that is has been informed that the Canadian Chartered Bank with whom it has been negotiating since January 2008, a $32 million credit facility agreement, did not approve the facility with no explanation.  These funds earmarked to pay a portion of the principal amount of the 10% Senior Subordinated Convertible Notes (“Notes”), in accordance with the Note Amending Agreement to restructure the Notes and provide for their redemption, as well provide working capital.  JED’s management is pursuing alternative financial options, including possibility of the sale of some or all of its assets or additional equity and debt financing.  JED estimates these assets to be valued in excess of $100 million.  In addition, JED is seeking on its legal options with respect to the Canadian Chartered Bank.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on June 18, 2008.